

December 8, 2014

Via Email
Ronald L. Haan
Chief Executive Officer
Macatawa Bank Corportation
10753 Macatawa Drive
Holland, Michigan 49424

> **Re: Macatawa Bank Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 20, 2014**
> **File No. 000-25927**

Dear Mr. Haan:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition
Portfolio Loans and Asset Quality, page 36

1. We note that you have significant accruing TDRs at December 31, 2013, 2012 and 2011 - $57.8 million, $65.0 million, and $55.7 million, respectively. Please tell us, and revise future filings for the following concerning these accruing TDRs:

    • Please quantify (1) the accruing TDRs that were on nonaccrual at the time of modification, (2) the accruing TDRs that were accruing loans at the time of restructure, and (3) those upgraded to accruing status after six consecutive payments under the restructured terms at December 31, 2013, 2012, and 2011, as well as any quarterly periods in 2014;

- We note you have nonaccrual loans placed on accrual status at the time of the troubled debt restructuring (TDRs) based on the fact that the loan's actual payment history demonstrates it would have cash flows under the restructured terms. Please provide us with your specific internal policy for performing a current, well-documented credit analysis supporting a return to accrual status based on the borrower's financial condition and prospects for repayment under the revised terms.

2. We note you have significant modifications and renewals not considered TDRs in the years ended December 31, 2013, December 31, 2012, and December 31, 2011. Please tell us, and revise future filings, to disclose the following information regarding these modification and renewals:

- Please specifically address how you have determined these are not TDRs under the guidance in ASC 310-40-15;
- Please explain your allowance for loan losses (ALLL) policy for loan modifications not considered TDRs, including whether or not loans are individually or collectively evaluated. If collectively evaluated, please disclose how they are treated in your collectively evaluated methodology and if you believe there is any additional risk with these loans;
- Please disclose these loans by number of modifications (i.e. - 1 modification, 2 modifications, 3+ modifications) to provide insight into how many loans undergo multiple modifications; and
- Tell us if there was any material impact in terms of deferred fees and costs as a result of these modifications. Refer to ASC 310-20-35-9.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

Note 5 – Fair Value, page 78

3. Please tell us, and revise future filings, to include the disclosure requirements of ASC 820-10-50-2.bbb, specifically quantitative information about the significant unobservable inputs used in the fair value measurement for fair value measurements categorized within Level 3 of the fair value hierarchy for impaired loans and other real estate owned. Refer to ASC 820-10-55-103 for a proposed template for disclosing this information in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3492 if you any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant